                                                                                                  File No. 70-______

As filed with the Securities and Exchange Commission on July 3, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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Dominion Resources, Inc. 120 Tredegar Street Richmond, VA 23219	Consolidated Natural Gas Company 120 Tredegar Street Richmond, VA 23219

(Name of company filing this statement and
address of principal executive offices)

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Dominion Resources, Inc.

(Name of top registered holding company
parent of each applicant or declarant)

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James F. Stutts
Vice President and General Counsel
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219
(Name and address of agent for service)

The Commission is also requested to send copies of any
Communication in connection with this matter to:

Sharon L. Burr, Esq. Senior Counsel Dominion Resources Inc. 120 Tredegar Street Richmond, VA 23219	John D. McLanahan Troutman Sanders LLP 600 Peachtree Street, NE Suite 5200 Atlanta, GA 30308-2216

APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
FOR
EXTENSION/MODIFICATION OF FINANCING AUTHORIZATION

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION

A. Introduction

Dominion Resources, Inc. ("DRI"), a Virginia corporation and a registered public holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Consolidated Natural Gas Company ("CNG"), a direct subsidiary of DRI and a registered public holding company under the Act, seek approval pursuant to Sections 6, 7, 9, 10 and 12 of the Act and any other applicable provision of the Act or Commission rule to engage in the transactions set forth herein.

DRI's principal utility subsidiaries are: (1) Virginia Electric and Power Company ("Virginia Power"), a regulated public utility engaged in the generation, transmission and distribution of electric energy in Virginia and northeastern North Carolina, (2) The Peoples Natural Gas Company ("Peoples"), a regulated public utility engaged in the distribution of natural gas in Pennsylvania, (3) The East Ohio Gas Company ("East Ohio"), a regulated public utility engaged in the distribution of natural gas in Ohio, and (4) Hope Gas, Inc. ("Hope"), a regulated public utility engaged in the distribution of natural gas in West Virginia. Virginia Power is a direct subsidiary of DRI. Peoples, East Ohio and Hope are each direct subsidiaries of CNG.

DRI's non-utility activities are conducted through: (1) Dominion Energy, Inc. ("DEI") which, through its direct and indirect subsidiaries (together with DEI, the "DEI Companies"), is active in the competitive electric power generation business and in the development, exploration and operation of natural gas and oil reserves; (2) direct and indirect subsidiaries of Virginia Power, which are engaged in acquiring raw materials for the fabrication of nuclear fuel for use at power stations which are owned and operated by Virginia Power, fuel procurement for Virginia Power and other DEI subsidiaries, energy marketing and nuclear consulting services; (3) direct and indirect subsidiaries of CNG which are engaged in all phases of the natural gas business other than retail distribution including transmission, storage and exploration and production; and (4) DRI's interest in Dominion Fiber Ventures LLC which owns Dominion Telecom, Inc., the owner of a fiber optic network providing related telecommunications and advanced data services. DRI and all of its subsidiaries are herein referred to as the "DRI System".

As of the date of this Application-Declaration, DRI has another non-utility subsidiary, Dominion Capital, Inc. ("DCI" and, together with its subsidiaries, the "DCI Companies") which is a diversified financial services company with several operating subsidiaries in the commercial lending, merchant banking and residential lending businesses. Pursuant to the Merger Order (as defined below), DRI is obligated to disposed of its interest in the DCI Companies (other than certain interests in specified independent power projects).

B. Background

By order dated December 15, 1999, HCAR No. 27113 (the "Merger Order"), the Commission authorized and approved the transactions contemplated by the Amended and Restated Agreement and Plan of Merger dated as of May 11, 1999, pursuant to which, as of January 28, 2000, (i) a wholly-owned subsidiary of DRI was merged with and into DRI with DRI being the surviving corporation and (ii) Consolidated Natural Gas Company ("Old CNG"), a registered holding company under the Act, was merged (the "Merger") into a wholly owned subsidiary of DRI at the time called "New DRI Sub II" which, as a result of the Merger succeeded to all of the assets, liabilities and equity of Old CNG by operation of law. New DRI Sub II, the surviving corporation in the Merger, was renamed "Consolidated Natural Gas Company" and is the entity which is herein referred to as "CNG". DRI and CNG (as the successor corporation to Old CNG) registered as holding companies under the Act following the Merger.

In connection with the Merger, the Commission issued an order dated December 15, 1999, HCAR No. 27112 (the "Initial Financing Order") authorizing DRI, CNG and their subsidiaries to engage in, among other things, the following activities through December 31, 2002 (unless otherwise noted below):

(1) the maintenance, renewal, extension or replacement by DRI of certain financings entered into prior to the Merger and the entering by DRI into similar additional financing arrangements up to $250 million;1

(2) the issuance by DRI of equity, preferred and/or debt securities up to $1.5 billion;

(3) the issuance by DRI of 45.5 million shares of stock for certain direct stock purchase and dividend reinvestment plans, incentive compensation plans and other employee benefit plans from time to time during a five-year period ending December 15, 2004;

(4) the maintenance by DRI of certain guarantee and credit support arrangements for the DEI Companies and the entering by DRI into additional guarantees or credit support for the DEI Companies up to $1.5 billion;

(5) the maintenance by DRI of certain guarantee and credit support arrangements for the DCI Companies and the entering by DRI into additional guarantees or credit support for the DCI Companies up to $1.6 billion;

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1 As of the date of the Merger, DRI had in effect a number of credit and financing facilities under which DRI could issue "Other Securities" (as defined in the Initial Financing Order) of approximately $955.31 million in addition to the approximately $4.5 billion in securities that DRI proposed to issue to finance the cash consideration payable with the Merger.

(6) the maintenance by DRI of certain guarantee and credit support arrangements for Virginia Power Energy Marketing, Inc. not to exceed $300 million;

(7) the maintenance, renewal, extension or replacement by CNG of common stock, preferred stock, short-term debt, long-term debt and other securities issued by CNG prior to the Merger not to exceed the aggregate amount of $10 billion;2

(8) the maintenance by CNG of guarantees and credit support given by CNG to its subsidiaries not to exceed $3 billion;

(9) the ability of CNG to extend guarantees and credit support to any of its direct or indirect subsidiaries as needed to support its subsidiaries' normal course of business; and

(10) the ability of CNG to continue to operate the CNG Money Pool.

Furthermore, the Commission issued an order dated May 24, 2001, HCAR No. 27406 (the "Second Financing Order") authorizing, subject to certain limitations, DRI and its subsidiaries to engage in, among other things, the following activities through December 31, 2004:

(1) the extension of DRI's authorization from the Initial Financing Order to amend, renew, extend, replace and otherwise refinance or modify ("Refinance") any securities, credit facilities, financing arrangements, indebtedness and similar obligations existing at the time of the Second Financing Order ("Existing Obligations");

(2) the extension of the authorization provided to subsidiaries of DRI by the Initial Financing Order to Refinance Existing Obligations;

(3) the increase of capitalization of DRI through the issuance by DRI of equity, preferred and/or debt securities (including stock purchase contracts, preferred securities, short-term notes, long-term notes and commercial paper) in the aggregate amount not to exceed $6 billion;

(4) the entering into by DRI of transactions to manage interest rate risk with regard to the issuance of short-term and long-term debt securities;

(5) the use by DRI of special purpose financing subsidiaries to issue or sell debt or equity securities on DRI's behalf either by DRI owning such subsidiaries or guaranteeing the obligations of such subsidiaries;

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2 See CNG's Omnibus Order dated March 28, 1996, HCAR No. 26500 (the "Omnibus Order").

(6) the continued extension of CNG's financing authority to issue debt, preferred and equity securities in an aggregate principal amount not to exceed $10 billion during the period beginning March 28, 1996; and

(7) the increasing of the amount of guarantees and credit support provided by DRI for all of DRI's subsidiaries in an aggregate amount not to exceed $9.6 billion.

The Second Financing Order also permitted DRI to use financing proceeds to make investments in electric wholesale generators ("EWGs") and foreign utility companies ("FUCOs") in an aggregate amount not to exceed 100% of DRI's consolidated retained earnings plus $2 billion (and the Commission reserved jurisdiction over an additional $6 billion for such investments). The Commission also reserved jurisdiction over whether the permitted aggregate amount would exclude generation assets owned by Virginia Power that would become owned by a DRI subsidiary that is qualified as an EWG. In an order dated December 28, 2001, HCAR No. 27485 (the "Supplemental Order", and together with the Merger Order, the Initial Financing Order and the Second Financing Order, the "Prior Orders"), the Commission further released jurisdiction over the use of financing proceeds to make investments in EWGs and FUCOs of 100% of consolidated retained earnings plus $4.5 billion (but further reserved jurisdiction over an additional $3.5 billion for such investments).

By order dated January 3, 2003, HCAR No. 70-9967 (the "Money Pool Order"), the Commission authorized the termination of the CNG Money Pool and the establishment and operation of a DRI Money Pool, wherein DRI and certain of its subsidiaries (as approved by the Commission) may participate subject to certain terms and conditions as stated in the Money Pool Order. DRI and CNG cannot borrow from the DRI Money Pool, but may be the ultimate providers of funds to the DRI Money Pool as needed. DRI and/or CNG may obtain the funds to invest in the DRI Money Pool from (i) internally generated funds, (ii) externally raised funds under the financing authorizations noted above, and/or (iii) any other financing authorizations or exemptions that may be available to DRI or CNG throughout the period ending December 31, 2005.

C. Requested Authority

(1) DRI hereby requests authority to extend, from the effective date of the Second Financing Order through December 31, 2006 (the "Authorization Date"), its existing authorization to increase its capitalization (as determined on a non-consolidated basis and excluding retained earnings and accumulated other comprehensive income) by the amount of $6 billion through the issuance and/or sale of debt, preferred and/or equity securities, whether directly or through one or more financing conduits. In addition, since the aggregate outstanding amount of DRI's commercial paper, which is primarily used for the support of the DRI Money Pool and the short-term financing needs of DRI, varies significantly during a calendar period, DRI respectfully requests the authority to exclude an amount of DRI's short-term debt, up to a maximum of $2.0 billion (the current aggregate principal amount of back-up credit facilities for

DRI commercial paper issuances), from the $6.0 billion financing authorization described above. Such amounts are not permanent capital increases, which is the underlying basis of the authorization to increase capitalization. Accordingly DRI requests separate authorization to issue short-term debt, including but not limited to the issuance of commercial paper, in an aggregate amount of up to $2.0 billion principal amount outstanding at any one time.

(2) DRI also requests authority to extend and expand its current authorization to enter into interest rate risk management transactions, as well as equity price risk management transactions through the Authorization Date.

(3) CNG desires to conform its current financing authority to the methodology employed for DRI's financing authority (i.e. a methodology based on an increase in capitalization). Therefore, CNG hereby requests authorization to increase its capitalization in the aggregate amount of $3.6 billion (which represents the remaining capacity authorized under the Omnibus Order) over and above its capitalization as of June 30, 2003 (as determined on a non-consolidated basis and excluding retained earnings and accumulated other comprehensive income) through (i) the issuance and/or sale of preferred and/or debt securities, whether directly or through one or more financing conduits, and/or (ii) the issuance of common stock to DRI. CNG also requests authority to enter into interest rate and equity price risk management transactions with regard to such securities through the Authorization Date. Consistent with the authority requested by DRI in this Application, and in order that the authority conform with that of DRI, CNG requests that the amount of CNG's short-term debt, up to a maximum of $2.0 billion, be excluded from the $3.6 billion financing authorization described above. In addition, CNG requests separate authorization to issue short-term debt including but not limited to the issuance of commercial paper, in an aggregate amount of up to $2.0 billion principal amount outstanding at any one time. This authority would replace and supercede the authority granted to CNG in the Prior Orders with respect to the maintenance, renewal, extension or replacement by CNG of common stock, preferred stock, short-term debt, long-term debt and other securities issued by CNG prior to the Merger.

The Applicants further request an extension of all other authority of the Applicants contained in the Prior Orders, and not specifically referenced in subparagraphs (1) - (3) above, through the Authorization Date contained herein.

The approval by the Commission of this Application will give the Applicants the flexibility to respond quickly and efficiently to their respective financing needs and to changes in market conditions, allowing them to efficiently and effectively carry on business activities designed to provide benefits to customers and shareholders

D.   Parameters for Financing Authorization

(1) Financing Authorization Terms and Conditions

Authorization is requested herein to engage in certain financing transactions during the Authorization Period for which the specific terms and conditions are not at this time known. The following general terms will be applicable where appropriate to the financing transactions requested to be authorized hereby:

(a) Common Equity Ratio. Consistent with the current authority, the Applicants will each maintain common equity of at least 30% of its consolidated capitalization; provided that the Applicants will in any event be authorized to issue common stock to the extent authorized herein.

(b) Investment Grade Ratings. Consistent with the current authority, the Applicants will not issue any debt securities pursuant to this Application, unless upon original issuance thereof, the debt securities, if rated, are rated at least investment grade by at least one of the nationally recognized statistical rating organizations (i.e. Standard & Poor's Corporation, Moody's Investor Service, Fitch Investor Service or Dominion Bond Rating Service Limited). The Applicants further request that the Commission reserve jurisdiction over the issuance of any such securities at any time that the conditions set forth above are not satisfied.

(c) Effective Cost of Money on Financings. The effective cost of capital for debt and preferred or equity-linked financings will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will the effective cost of capital on: (i) long-term debt securities exceed 700 basis points over the comparable term U.S. Treasury securities or other market-accepted benchmark securities; (ii) short-term debt securities exceed 700 basis points over the comparable term London Interbank Offered Rate ("LIBOR"); and (iii) preferred securities exceed 800 basis points over the comparable term U.S. Treasury securities or other market-accepted benchmark securities.

(d) Maturity. The final maturity of any long-term debt securities will not exceed 50 years.

(e) Issuance Expenses. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to this Application will not exceed 700 basis points of the principal or face amount of the securities being issued or gross proceeds of the financing. Fees and commissions charged or required in connection with any interest rate risk management agreements will not exceed 100 basis points in respect of the principal or notional amount of the related debt securities or interest rate risk management agreement.

(f) Use of Proceeds. The proceeds from the sale of securities issued by DRI pursuant to this Application will be used for general corporate purposes including (i) the financing of the capital expenditures of the DRI system, (ii) the financing of working capital requirements of the DRI system, (iii) direct or indirect investment in companies or assets the acquisition of which are either exempt under the Act or by Commission Rule or have been authorized by the Commission and (iv) other lawful purposes. The proceeds from the sale of securities issued by CNG pursuant to this Application will be used for general corporate purposes including (i) the financing of the capital expenditures of CNG and its subsidiaries, (ii) the financing of working capital requirements of CNG and its subsidiaries, (iii) direct or indirect investment in companies or assets, the acquisition of which are either exempt under the Act or by Commission Rule, or have been authorized by the Commission, and (iv) other lawful purposes.

(2) Description of Specific Types of Financing

DRI requests authorization to obtain funds externally through sales of equity, equity linked, preferred and/or debt securities. With respect to common stock, and consistent with current authority, DRI also requests authority to issue common stock to third parties in consideration for the acquisition by DRI of equity or debt securities of a company being acquired pursuant to an exemption under the Act, or pursuant to a Commission rule or specific authorization by another Commission order. CNG requests authorization to obtain funds externally through sales of preferred and/or debt securities. With respect to common stock, CNG also requests authority to issue common stock to DRI in connection with its financing. In addition, each of the Applicants seeks the flexibility to enter into certain hedging transactions to manage interest rate and equity price risk.

(a) Equity Securities

(i) Common Stock (including Stock Purchase Contracts/Units)

From time to time during the Authorization Period, subject to the limits and conditions specified in this Application, DRI seeks a continuation of its authority to issue and sell additional shares of its common stock (i) through solicitations of proposals from underwriters or dealers, (ii) through negotiated transactions with underwriters or dealers, (iii) directly to a limited number of purchasers or to a single purchaser, and/or (iv) through agents. The price applicable to additional shares sold in any such transaction will be based on several factors, including the current market price of the common stock and prevailing capital market conditions.

DRI also seeks a continuation of its authority to issue and sell from time to time stock purchase contracts ("Stock Purchase Contracts"), including contracts obligating holders to purchase from DRI and/or DRI to sell to the holders, a specified number of shares at an aggregate offering price of DRI's common stock at a future date. The consideration per share of common stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as part of units ("Stock Purchase Units") consisting of a stock purchase contract and debt and/or preferred securities of DRI and/or debt obligations of non-affiliates, including U.S. Treasury securities, securing holders' obligations to purchase the common stock of DRI under the Stock Purchase Contracts. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

DRI may also issue common stock as consideration, in whole or in part, for acquisitions by DRI of securities of businesses or the assets of such businesses, the acquisition of which (a) is exempt under the Act or by Commission rule or (b) has been authorized by prior Commission order issued to DRI, subject in either case to applicable limitations on total investments in any such businesses. All common stock sales will be with terms and conditions, at rates or prices and under conditions negotiated or based upon, or otherwise determined by, prevailing capital markets.

From time to time during the Authorization Period, subject to the limits and conditions specified in this application, CNG seeks a continuation of its authority to issue additional shares of its common stock to DRI. The consideration for such stock would be based on the book value of such stock determined as of the quarter end immediately preceding the issuance.

(ii) Preferred Securities

Subject to the limits and conditions specified in this Application, each of the Applicants also seeks a continuation of its authority to issue and sell preferred securities in one or more series.

Preferred securities of any series (a) will have a specified par or stated value or liquidation value per security, (b) will carry a right to periodic cash dividends and/or other distributions, subject among other things, to funds being legally available therefor, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the par or stated liquidation value thereof, (d) may be convertible or exchangeable into common stock of DRI, (e) and may bear such further rights, including voting, preemptive or other rights, and other terms and conditions, as set forth in the applicable certificate of designation, purchase agreement and/or similar instruments governing the issuance and sale of such series of preferred securities.

Preferred securities may be issued in private or public transactions. With respect to private transactions, preferred securities of any series may be issued and sold directly to one or more purchasers in privately negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell the preferred securities without registration under the Securities Act in reliance upon one or more applicable exemptions from registration thereunder. From time to time each of the Applicants may also issue and sell preferred securities of one or more series to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

The liquidation preference, dividend or distribution rates, redemption provisions, voting rights, conversion or exchange rights, and other terms and conditions of a particular series of preferred securities, as well as any associated placement, underwriting, structuring or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable certificate of designation, purchase agreement or underwriting agreement, and other relevant instruments setting forth such terms.

(b) Debt Securities

           (i) Short-Term Notes

Subject to the limits and conditions in this Application, each of the Applicants seeks a continuation of its authority to make short-term borrowings from banks or other financial institutions. Such borrowings will be evidenced by (1) "transactional" promissory notes to be dated the date of such borrowings and to mature not more than one year after the date thereof or (2) "grid" promissory notes evidencing all outstanding borrowings from the respective lender, to be dated as of the date of the first borrowing evidenced thereby, with each such borrowing maturing not more than one year thereafter. Any such note may or may not be prepayable, in whole or in part, with or without a premium in the event of prepayment. Each of the Applicants notes that, at any given time, some or all of its outstanding short-term notes will be issuable in connection with the establishment of back-up credit facilities to support such Applicant's commercial paper program but that such credit facilities will not be drawn upon and no borrowings will occur thereunder except in certain limited circumstances at which time obligations under the related commercial paper will be paid. Thus, short-term notes issued in connection with the establishment of commercial paper back-up facilities backstop and duplicate commercial paper issuances and should not be deemed to be borrowings under such Applicant's financing authorization unless and until an actual borrowing occurs under the related credit facility. Any other result would "double count" the Applicant's actual financial obligation. Additionally, with respect to any "grid" notes issued by Applicants, only the amount actually outstanding thereunder at any given time shall be considered a borrowing.

     (ii) Commercial Paper

Subject to the limits and conditions in this Application, each of the Applicants also seeks a continuation of its authority to issue and sell commercial paper through one or more dealers or agents or directly to a limited number of purchasers.

Each of the Applicants proposes to issue and sell the commercial paper at market rates with varying maturities not to exceed 270 days. The commercial paper will be in the form of book-entry unsecured promissory notes with varying denominations of not less than $1,000 each. In commercial paper sales effected on a discount basis, no commission or fee will be payable in connection therewith; however, the purchasing dealer will re-offer the commercial paper at a rate less than the rate offered to such Applicant. The discount rate to dealers will not exceed the maximum discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and the same maturity. The purchasing dealer will re-offer the commercial paper in such a manner as not to constitute a public offering within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

        (iii) Long-Term Notes

Subject to the limits and conditions in this Application, each of the Applicants also seeks a continuation of its authority to issue and sell long-term debt securities ("Notes") in one or more series.

Notes of any series may be either senior or subordinated obligations of either of the Applicants, as the case may be. Notes of any series (a) will have maturities of at least 9 months, (b) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (c) may be entitled to mandatory or optional sinking fund provisions, and (d) may be convertible or exchangeable into common stock of DRI . Interest accruing on Notes of any series may be fixed or floating or "multi-modal" (where the interest is periodically reset, alternating between fixed and floating interest rates for each reset period, with all accrued and unpaid interest together with interest thereon becoming due and payable at the end of each such reset period, or at maturity). Notes may be issued under one or more indentures to be entered into between Applicants and financial institutions acting as trustee(s); supplemental indentures may be executed in respect of separate offerings of one or more series of Notes.

Notes may be issued in private or public transactions. With respect to the former, Notes of any series may be issued and sold directly to one or more purchasers in privately negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell the Notes without registration under the Securities Act in reliance upon one or more applicable exemptions from registration thereunder. From time to time each of the Applicants may also issue and sell Notes of one or more series to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

The maturity dates, interest rates, redemption and sinking fund provisions, if any, with respect to the Notes of a particular series, as well as any associated placement, underwriting, structuring or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable purchase agreement or underwriting agreement setting forth such terms.

(c) Financing Conduits

In addition to issuing any of the foregoing debt or equity securities directly, the Applicants request approval (to the extent such approval may be required under the Act) to form one or more entities for the primary purpose of issuing and selling any of the foregoing securities, lending, dividending or otherwise transferring the proceeds thereof to the applicable Applicant or an entity designated by such Applicant, and engaging in transactions incidental thereto, subject to the limits and conditions of this Application.

The proposed entities will comprise one or more financing entities (each, a "Financing Entity") and one or more special-purpose entities (each, a "Special-Purpose Entity," and together with Financing Entities, "Financing Conduits"). In either case the entities' businesses may include issuing and selling securities on behalf of Applicants. Any securities issued by the Financing Conduits will be guaranteed by DRI and/or CNG, either directly or ultimately.

DRI or CNG would acquire a portion of the outstanding shares of common stock or other equity interests of the Financing Entity for an amount not less than the minimum required by the applicable law. A primary function of the Financing Entity will be effecting financing transactions with third parties for the benefit of DRI or CNG and their respective subsidiaries. As an alternative in a particular instance to Applicants directly issuing debt or equity securities, or through a Special-Purpose Entity, Applicants may determine to use a Financing Entity as the nominal issuer of the particular debt or equity security. In that circumstance, the participating Applicant may provide a full guarantee or other credit support with respect to the securities issued by the Financing Entity, the proceeds of which would be lent, dividended or otherwise transferred to the applicable Applicant or an entity designated by such Applicant.

One of the primary strategic reasons behind the use of a Financing Entity would be to segregate financings for the different businesses conducted by Applicants, distinguishing between securities issued by Applicants to finance their investments in non-utility businesses from those issued to finance their investments in the core utility business. A separate Financing Entity may be used by Applicants with respect to different types of non-utility businesses. Applicants would use Special-Purpose Entities in connection with certain financing structures for issuing debt, preferred, equity-linked or equity securities, in order to achieve a lower cost of capital, or incrementally greater financial flexibility or other benefits, than would otherwise be the case.

(d) Interest Rate and Equity Price Risk Management

In connection with the issuance and sale of the securities described above, each of the Applicants proposes to manage equity price and interest rate risk through the use of various risk management instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, options, forwards, futures, forward issuance agreements, call spread options, the sale and/or purchase of various call or put options or warrants and similar products designed to manage market, price, rate or credit risks.

Each of the Applicants will enter into such transactions pursuant to agreements with counterparties that are highly rated financial institutions, i.e., who, at the date of execution of the agreement with either of the Applicants, as the case may be, are rated at least "A-" by S&P or Fitch or "A3" by Moody's. The derivative transactions will be for fixed periods and in no case will the notional principal amount exceed the principal amount of the underlying security except to the extent necessary to adjust for differing price movements between the underlying and hedged securities. Neither of the Applicants will engage in "leveraged" or "speculative" derivative transactions.

Fees and commissions charged or required in connection with any interest rate or equity price risk management agreements will not exceed the then current market price.

E. Filing of Certificates of Notification

It is proposed that, with respect to DRI, the reporting systems of the Securities Exchange Act of 1934, as amended (the "1934 Act") and the Securities Act of 1933, as amended (the 1933 Act) be integrated with the reporting system under the Act consistent with the authority granted in the Prior Orders. This will continue to eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and the Applicants. The portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorizations granted in this proceeding will be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates will also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application. Such certificates of notification will be filed within 60 days after the end of the last calendar quarter in which transactions occur, except 90 days after the end of the end of year calendar quarter.

ITEM 2. FEES, COMMISSIONS AND EXPENSES.

The fees, commissions and expenses paid or incurred or to be incurred in connection with this Application are estimated at $25,000.

ITEM 3. APPLICABLE STATUTORY PROVISIONS.

A. Applicable Provisions

Sections 6(a), 7, 9, 10 and 12 of the Act and Rules 53 and 54 thereunder are considered applicable to the proposed transactions.

To the extent that the proposed transactions are considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

B. Rule 53 and 54 Analysis.

DRI currently meets all of the conditions of Rule 53(a), except for clause (1). At March 31, 2003, DRI's "aggregate investment", as defined in Rule 53(a)(1), in EWG's and FUCO's, was approximately $3,970.6 million (of which approximately $3,962.3 million was in EWGs). With respect to Rule 53 (a) (1), however, the Commission has determined that DRI's financing of its investment in EWGs and FUCOs in an amount not to exceed 100% of its "average consolidated retained earnings" plus $4.5 billion would not have either of the adverse effects set forth in Rule 53 (c).3 At March 31, 2003, DRI's "average consolidated retained earnings" were $1,459.9 million and, therefore, DRI's investment in EWG's and FUCO's continues to be within the authorized limit.

In addition, DRI and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53 (a) and (b), as demonstrated by the following determinations:

(i) The DRI System maintains books and records, and prepares financial statements, in accordance with Rule 53 (a) (2). Furthermore, DRI has undertaken to provide the Commission access to such books and records and financial statements as it may request;

(ii) No more than 2% of the employees of DRI's domestic public utility companies render services at any one time, to its EWGs or FUCOs;

(iii) DRI has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of DRI's public utility subsidiaries;

(iv) Neither DRI nor any subsidiary has been the subject of a bankruptcy or similar proceeding (unless a plan of reorganization has been confirmed in such proceeding);

(v) DRI's "average consolidated retained earnings" for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

(vi) In the previous fiscal year, DRI did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3% of DRI's consolidated retained earnings.

The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of DRI's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the DRI System, or an adverse impact on DRI's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53 (c) Order was predicated, in part, upon an assessment of DRI's overall financial condition which took into account, among other factors, DRI's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order. In the aggregate DRI's EWG and FUCO investments have been profitable for the period

___________________________________
3 See Dominion Resources, Inc. Holding Company Act Release No. 35-27485, dated December 28, 2001 (the "Rule 53 (c) Order"). DRI continues to assert that its investment in EWGs and FUCOs will not adversely affect the DRI System.

March 31, 2000 through March 31, 2003. DRI's EWG and FUCO investments also were profitable, in the aggregate, for the period from December 31, 2001 through March 31, 2003. As of September 30, 2001, the most recent period for which financial statement information was evaluated in the Rule 53 (c) Order, DRI's consolidated capitalization consisted of 33.4% common equity, 6.4% preferred stock and 60.2% debt (including long and short-term debt and preferred stock). As of March 31, 2003, the consolidated capitalization ratios of DRI, with consolidated debt including all short-term debt and non-recourse debt of its EWGs and FUCOs, were as follows:

As of March 31, 2003
%
Common shareholders' equity	37
Preferred stock	6
Long-term and short-term debt	57

DRI's consolidated retained earnings increased from $1,199 million as of March 31, 2000 to $1,869 million as of March 31, 2003 and grew from $922 million as of December 31, 2001 to $1,869 million as of March 31, 2003. DRI's EWGs and FUCOs have made a positive contribution to earnings by contributing approximately $1,935.4 million in revenues from March 31, 2000 through March 31, 2003, and net income of $463.5 million for the same period. DRI's EWG and FUCO contributions to revenues and net earnings from December 31, 2001 to March 31, 2003 were $1,028.7 million and $179.5 million, respectively. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to DRI's investments in EWGs and FUCOs has not had an adverse impact on DRI's financial integrity.

ITEM 4. REGULATORY APPROVAL.

No other regulatory commission has jurisdiction over the transactions for which authority is sought herewith.

ITEM 5. PROCEDURE.

The Commission is respectfully requested to publish the requisite notice under Rule 23 with respect to this Application as soon as possible, such notice to specify a date by which comments must be entered and such date being the date when an order of the Commission granting and permitting this Application to become effective may be entered by the Commission. The Applicants request that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

A.	Exhibits.

A-1.1

Articles of Incorporation of DRI in effect August 9, 1999, as amended effective March 12, 2001 (Filed with the Commission as Exhibit 3.1, to DRI's Form 10-K for the fiscal year ended December 31, 2002, File No. 1-8489 (incorporated by reference).

	A-1.2.1	Certificate of Incorporation of CNG(Exhibit (3A)(i) to CNG's Form 10-K for the fiscal year ended December 31, 1999, File No. 1-3196, incorporated by reference).
A-1.2.2

Certificate of Amendment of Certificate of Incorporation of CNG, dated January 28, 2000 (Exhibit (3A)(ii) to CNG's Form 10-K for the fiscal year ended December 31, 1999, File No. 1-3196, incorporated by reference).

	A-2.1	Bylaws of DRI as in effect on October 1, 2000 (Exhibit 3, DRI's Form 10-Q for the quarter ended September 30, 2000, File No. 1-8489, incorporated by reference).
	A-2.2	Bylaws of CNG as in effect on December 15, 2000 (Exhibit 3B to Form 10-K for the fiscal year ended December 31, 2000, File No. 1-3196, incorporated by reference).
	A-3	Certificate of Incorporation of Financing Entity (to be filed by amendment).
	A-4	Bylaws of Financing Entity (to be filed by amendment).
	B-1	Agreements (to be provided by Certificate of Notification as applicable).

B-2.1.1

Indenture, Junior Subordinated Debentures, dated December 1, 1997, between Dominion Resources, Inc. and JP Morgan Chase Bank (formerly The Chase Manhattan Bank) as supplemented by a First Supplemental Indenture, dated December 1, 1997 (Exhibit 4.1 and Exhibit 4.2 to Form S-4 Registration Statement, File No. 333-50653, as filed on April 21, 1998, incorporated by reference); Second and Third Supplemental Indentures, dated January 1, 2001, (Exhibits 4.6 and 4.13, Form 8-K, dated January 9, 2001, incorporated by reference).

B-2.1.2

Senior Indenture, dated June 1, 2000, between Dominion Resources, Inc. and JP Morgan Chase Bank (formerly The Chase Manhattan Bank), as Trustee (Exhibit 4 (iii), Form S-3, Registration Statement, File No. 333-93187, incorporated by reference); First Supplemental Indenture, dated June 1, 2000 (Exhibit 4.2, Form 8-K, dated June 21, 2000, File No. 1-8489, incorporated by reference); Second Supplemental Indenture, dated July 1, 2000 (Exhibit 4.2, Form 8-K, dated July 11, 2000, File No. 1-8489, incorporated by reference); Third Supplemental Indenture, dated July 1, 2000 (Exhibit 4.3, Form 8-K dated July 11, 2000, incorporated by reference); Fourth Supplemental Indenture and Fifth Supplemental Indenture dated September 1, 2000 (Exhibit 4.2, Form 8-K, dated September 8, 2000, incorporated by reference); Seventh Supplemental Indenture, dated October 1, 2000 (Exhibit 4.2, Form 8-K, dated October 11, 2000, incorporated by reference); Eighth Supplemental Indenture, dated January 1, 2001 (Exhibit 4.2, form 8-K, dated January 23, 2001, incorporated by reference); Ninth Supplemental Indenture, dated May 2001 (Exhibit 4.4, Form 8-K, dated May 25, 2001, incorporated by reference); Form of Tenth Supplemental Indenture (Exhibit 4.2, Form 8-K filed March 18, 2002, File No. 1-8489, incorporated by reference); Form of Eleventh Supplemental Indenture (Exhibit 4.2, Form 8-K filed June 25, 2002, File No. 1-8489, incorporated by reference); Form of Twelfth Supplemental Indenture (Exhibit 4.2, Form 8-K filed September 11, 2002, File No. 1-8489, incorporated by reference); Thirteenth Supplemental Indenture dated September 16, 2002 (Exhibit 4.1, Form 8-K filed September 17, 2002, File No. 1-8489, incorporated by reference); Forms of Fifteenth and Sixteenth Supplemental Indentures (Exhibits 4.2 and 4.3 to Form 8-K filed December 12, 2002, File No. 1-8489, incorporated by reference); Forms of Seventeenth and Eighteenth Supplemental Indentures (Exhibits 4.2 and 4.3 to Form 8-K filed February 11, 2003, File No. 1-8489, incorporated by reference); Forms of Twentieth and Twenty-first Supplemental Indentures (Exhibits 4.2 and 4.3 to Form 8-K filed March 4, 2003, File No. 1-8489, incorporated by reference).
B-2.1.3

Indenture, dated April 1, 2001, between Consolidated Natural Gas Company and Bank One Trust Company, National Association (Exhibit 4.1, Form S-3 File No. 333-52602, as filed on December 22, 2000, incorporated by reference); as supplemented by the Form of First Supplemental Indenture, dated April 1, 2001 (Exhibit 4.2, Form 8-K, File dated April 12, 2001, File No. 1-3196 incorporated by reference); Second Supplemental Indenture, dated October 25, 2001 (Exhibit 4.1, Form 8-K, dated October 23, 2001, File No. 1-3196, incorporated by reference); Third Supplemental Indenture, dated October 25, 2001 (Exhibit 4.3, Form 8-K, dated October 23, 2001, File No. 1-3196, incorporated by reference); Fourth Supplemental Indenture, dated May 1, 2002 (Exhibit 4.4, Form 8-K, dated May 22, 2002, Form 1-3196, incorporated by reference).

B.2.2.1

Indenture, dated as of April 1, 1995, between Consolidated Natural Gas Company and The Bank of New York (as successor trustee to United States Trust Company of New York) (Exhibit (4) to Certificate of Notification at Commission File No. 70-8107); First Supplemental Indenture dated January 28, 2000 (Exhibit (4 A)(ii), Form 10-K for the fiscal year ended December 31, 1999, File No. 1-3196, incorporated by reference); Securities Resolution No. 1 effective as of April 12, 1995 (Exhibit 2 to Form 8-A filed April 21, 1995 under File No. 1-3196 and relating to the 7 3/8% Debentures due April 1, 2005); Securities Resolution No. 2 effective as of October 16, 1996 (Exhibit 2 to form 8-A filed October 18, 1996 under file No. 1-3196 and relating to the 6 7/8% Debentures Due October 15, 2026); Securities Resolution No. 3 effective as of December 10, 1996 (Exhibit 2 to Form 8-A filed December 12, 1996 under file No. 1-3196 and relating to the 6 5/8% Debentures Due December 1, 2008); Securities Resolution No. 4 effective as of December 9, 1997 (Exhibit 2 to Form 8-A filed December 12, 1997 under file No. 1-3196 and relating to the 6.80% Debentures Due December 15, 2027); Securities Resolution No. 5 effective as of October 20, 1998 (Exhibit 2 to Form 8-A filed October 22, 1998 under file No. 1-3196 and relating to the 6% Debentures Due October 15, 2010); Securities Resolution No.

6 effective as of September 21, 1999 (Exhibit 4A(iv), Form 10-K for the fiscal year ended December 31, 1999, File No. 1-3196 incorporated by reference.)
B-2.2.2

Form of Indenture for Junior Subordinated Debentures, dated October 1, 2001, between Consolidated Natural Gas Company and Bank One Trust Company, National Association (Exhibit 4.2, Form S-3) Registration No. 333-52602, as filed on December 22, 2000, incorporated by reference); as supplemented by the First Supplemental Indenture, dated October 23, 2001 (Exhibit 4.7, Form 8-K, dated October 16, 2001, File No. 1-3196, incorporated by reference).

C-1.1

Form S-3 Registration Statement, Consolidated Natural Gas Company, $1,500,000,000 Senior Debt Securities, Junior Subordinated Debentures, Trust Preferred Securities, Related Guarantee and Agreement as to Expenses and Liabilities (File No. 333-85580, incorporated by reference).

C-1.2

Form S-3 Registration Statement, Dominion Resources, Inc., $4,500,000,000 Senior Debt Securities, Junior Subordinated Debentures, Trust Preferred Securities, Related Guarantee and Agreement as to Expenses and Liabilities, Common Stock, Preferred Stock, Stock Purchase Contracts, Stock Purchase Units (File No. 333-97393 filed on July 31, 2002 and incorporated by reference).

C-1.3

Form S-3 Registration Statement, Dominion Resources, Inc., $2,000,000,000 Senior Debt Securities, Junior Subordinated Debentures, Trust Preferred Securities, Related Guarantee and Agreement as to Expenses and Liabilities, Common Stock, Preferred Stock, Stock Purchase Contracts and Stock Purchase Units (File No. 333-55904 filed on February 20, 2001 and incorporated by reference).

D-1	Not Applicable.
E-1	Not Applicable.
F-1.1	Opinion of Counsel for DRI (to be filed by amendment).

F-1.2	Opinion of Counsel for CNG (to be filed by amendment).
G-1

Dominion Resources, Inc. Executive Supplemental Retirement Plan, effective January 1, 1981 as amended and restated September 1, 1996 (Exhibit 10(iv), Form 10-Q for the quarter ended June 30, 1997, File No. 1-8489, incorporated by reference), amendment dated June 20, 1997 and amendment effective February 20, 1998 (Exhibit 10(xxi), Form 10-K for the fiscal year ended December 31, 1997, File No. 1-8489, incorporated by reference); amendment dated November 26, 2001 (Exhibit 10.12, Form 10-K for the fiscal year ended December 31, 2001, File No. 1-8489, incorporated by reference).

G-2	Dominion Resources, Inc.'s Cash Incentive Plan as adopted December 20, 1991 (Exhibit 10(xxii), Form 10-K for the fiscal year ended December 31, 1991, File No. 1-8489, incorporated by reference).
G-3

Dominion Resources, Inc. Incentive Compensation Plan, effective April 22, 1997, as amended and restated effective July 20, 2001 (Exhibit 10.1, Form 10-Q for the quarter ended June 30, 2001, File No. 1-8489, incorporated by reference).

G-4

Dominion Resources, Inc. Executive Stock Purchase and Loan Plan II, dated February 15, 2000 (filed as Exhibit 10.10 to DRI's Form 10-K for the fiscal year ended December 31, 2002, File No. 1-8489 incorporated by reference).

G-5

Dominion Resources, Inc. Retirement Benefit Funding Plan, effective June 29, 1990 as amended and restated September 1, 1996 (Exhibit 10(iii), Form 10-Q for the quarter ended June 30, 1997, File No. 1-8489, incorporated by reference).

G-6

Dominion Resources, Inc. Retirement Benefit Restoration Plan as adopted effective January 1, 1991 as amended and restated September 1, 1996 (Exhibit 10(ii), Form 10-Q for the quarter ended June 30, 1997, File No. 1-8489, incorporated by reference); amendment dated November 26, 2001 (Exhibit 10.17, Form 10-K for the fiscal year ended December 31, 2001, File No. 1-8489, incorporated by reference).

G-7

Dominion Resources, Inc. Executives' Deferred Compensation Plan, effective January 1, 1994 and as amended and restated January 1, 2003 (filed as Exhibit 10.14 to DRI's Form 10-K for the fiscal year ended December 31, 2002, File No. 1-8489 incorporated by reference).

G-8

Dominion Resources, Inc. Leadership Stock Option Plan, effective July 1, 2000, as amended and restated effective July 20, 2001 (Exhibit 10.2, Form 10-Q for the quarter ended June 30, 2001, File No. 1-8489, incorporated by reference).

G-9

Dominion Resources, Inc. Executive Stock Purchase Tool Kit, effective September 1, 2001, as amended and restated December 20, 2002 (filed as Exhibit 10.19 to DRI's Form 10-K for the fiscal year ended December 31, 2002, File No. 1-8489 incorporated by reference).

G-10

Dominion Resources, Inc. Security Option Plan, effective January 1, 2003 (filed as Exhibit 10.20 to DRI's Form 10-K for the fiscal year ended December 31, 2002, File No. 1-8489 incorporated by reference).

H-1	Annual Report of DRI on Form 10-K for the year ended December 31, 2002 (Filed with the Commission on March 20, 2003 in File No. 1-8489 and incorporated by reference herein).
I-1	Form of Notice (to be filed by amendment).

B. Financial Statements.

FS-1.1	Consolidated Balance Sheet of DRI as of December 31, 2002 (Incorporated by reference to the filing of DRI on Form 10-K for the year ended December 31, 2002).
FS-1.2	Consolidated Balance Sheet of CNG as of December 31, 2002 (Incorporated by reference to the filing of CNG on Form 10-K for the year ended December 31, 2002).
FS-1.1	Consolidated Statement of Operations of DRI as of December 31, 2002 (Incorporated by reference to the filing of DRI on Form 10-K for the year ended December 31, 2002).
FS-1.2	Consolidated Statement of Operations of CNG as of December 31, 2002 (Incorporated by reference to the filing of CNG on Form 10-K for the year ended December 31, 2002).

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

Pursuant to the Public Utility Holding Company Act of 1935, the undersigned Company has caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

Dominion Resources, Inc.

By: /s/ James F. Stutts
Name: James F. Stutts
Title: Vice President and General Counsel

Date: July 3, 2003